Exhibit (a)(5)(G)

CELGENE CORPORATION COMMENCES TENDER OFFER FOR JUNO THERAPEUTICS, INC.

SUMMIT, NJ – (February 2, 2018) – Celgene Corporation (NASDAQ: CELG) today announced that its wholly-owned subsidiary, Blue Magpie Corporation, has commenced its previously announced tender offer for all outstanding shares of common stock of Juno Therapeutics, Inc. (NASDAQ: JUNO) at a price of $87.00 per share, net to the seller in cash, without interest and less required withholding taxes. The tender offer is being made in connection with the Agreement and Plan of Merger, dated January 21, 2018, by and among Celgene, Blue Magpie Corporation and Juno.

The board of directors of Juno has determined that the offer is fair, advisable and in the best interest of Juno and its stockholders and recommends that the stockholders of Juno tender their shares.

The tender offer is scheduled to expire at midnight ET on March 2, 2018, unless extended or earlier terminated.

Complete terms and conditions of the tender offer can be found in the Offer to Purchase, Letter of Transmittal and other related materials that will be filed by Celgene and Blue Magpie Corporation with the Securities and Exchange Commission (“SEC”) on February 2, 2018. In addition, on February 2, 2018, Juno will file a Solicitation/Recommendation Statement on Schedule 14D-9 and a Schedule 13E-3 with the SEC relating to the offer.

Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge by contacting Morrow Sodali, the information agent for the tender offer, toll-free at 800-662-5200 (or at 1-203-658-9400 collect if you are located outside the U.S. and Canada), or by email to JUNO@morrowsodali.com, and, when they become available, at the website maintained by the SEC at www.sec.gov. Equiniti Trust Company is acting as depositary for the tender offer.

About Celgene

Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through next-generation solutions in protein homeostasis, immuno-oncology, epigenetics, immunology and neuro-inflammation. For more information, please visit www.celgene.com. Follow Celgene on Social Media: @Celgene, Pinterest, LinkedIn, Facebook and YouTube.

About Juno

Juno Therapeutics, Inc. is an integrated biopharmaceutical company focused on developing innovative cellular immunotherapies for the treatment of cancer. Founded on the vision that the use of human cells as therapeutic entities will drive one of the next important phases in medicine, Juno has developed cell-based cancer immunotherapies based on chimeric antigen receptor and high-affinity T cell receptor technologies to genetically engineer T cells to recognize and kill cancer. Several product candidates have shown compelling clinical responses in clinical trials in refractory leukemia and lymphoma conducted to date.

Additional Information about the Transaction and Where to Find It

This news release and the description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Juno. Celgene and its subsidiary, Blue Magpie Corporation, intend to file with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Juno intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Celgene, Blue Magpie Corporation and Juno intend to mail these documents to the stockholders of Juno. THESE DOCUMENTS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND JUNO STOCKHOLDERS ARE URGED TO READ THEM CAREFULLY WHEN THEY BECOME AVAILABLE. Stockholders of Juno will be able to obtain a free copy of these documents (when they become available) and other documents filed by Juno, Celgene or Blue Magpie Corporation with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders may obtain a free copy of these documents (when they become available) by contacting Morrow Sodali, the information agent for the tender offer, toll-free at (800) 662-5200 (or at +1 (203) 658-9400 collect if you are located outside the U.S. and Canada), or by email to JUNO@morrowsodali.com.

Forward-Looking Statements

This press release contains forward-looking statements, which are generally statements that are not historical facts. Forward-looking statements can be identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," "outlook" and similar expressions. Forward-looking statements are based on management's current plans, estimates, assumptions and projections, and speak only as of the date they are made. Celgene and Juno undertake no obligation to update any forward-looking statement in light of new information or future events, except as otherwise required by law. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond the control of either company, including the following: (a) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (b) the inability to complete the transaction due to the failure to satisfy conditions to the transaction; (c) the risk that the proposed transaction disrupts current plans and operations; (d) difficulties or unanticipated expenses in connection with integrating Juno into Celgene; (e) the risk that the acquisition does not perform as planned; and (f) potential difficulties in employee retention following the closing of the transaction. Actual results or outcomes may differ materially from those implied by the forward-looking statements as a result of the impact of a number of factors, many of which are discussed in more detail in the public reports of each company filed with the SEC.

Celgene contacts:

Investors:

908-673-9628

investors@celgene.com
or

Media:

908-673-2275

media@celgene.com